

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 10, 2009

Mr. John S. Lin
Chief Operating Officer, A-Power Energy Generation Systems, LTD
No 44 Jigxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

Re: **A-Power Energy Generation Systems, LTD.**
Form 20-F for the year ended December 31, 2008
File No. 1-33820

Dear Mr. Lin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the period ended December 31, 2008

Item 4. Information On The Company

History and Development of the Company, page 18

1. Pursuant to Item 4.A of Form 20-F, please provide the following information in future filings:
   - the legislation under which the Company operates; and
   - the name and address of the Company's agent in the United States.

The Business Combination, page 18

2. We note your disclosure that Mr. Lu has agreed to transfer 5% of any of the additional earn-out shares to Mr. Lin, your COO and Director. Please tell us how you are accounting for these transfers citing SAB Topic 5T in your response.

Item 5. Operating and Financial Review and Prospectus

A. Operating Results, page 39

3. In future filings when you cite multiple reasons for changes in your operating results, please quantify the individual factors. For example, we note that your revenues increased because of a greater number of contracts and increased average size of the contracts. To the extent material for an understanding of your results, please provide a more detailed explanation of the changes in the amount and types of contracts you recorded revenues from.

4. We note your disclosure in Risks Factors beginning on page 11. In future filings, please provide information relating to any government economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by holders in the United States. See Item 5.A.4 of Form 20-F.

B. Liquidity and Capital Resources, page 42

5. We note your disclosure on page 45 indicating that your suppliers were willing to provide you with extended payment terms. Please tell us and enhance future filings to clearly explain these extended terms and related cost to your business, if material.

6. We note your disclosure in the first paragraph under Risks Factors beginning on page 13. In future filings, when evaluating your cash flows, please discuss the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances and the impact that such restrictions have had or are expected to have on the ability of the Company to meet its cash obligations. See Item 5.B.1(b) of Form 20-F.

Controls and Procedures, page 73

7. Please explain to us the status of the material weaknesses and their components disclosed here. Tell us whether or not the Company has remediated the material weaknesses and, if not, when and how the Company expects to do so.

Changes in Internal Control Over Financial Reporting, page 75

8. We note your disclosure that "[o]ther than the changes described in 'Management's Report on Internal Control Over Financial Reporting' above, there were no changes in our internal control over financial reporting." Please tell us, and revise your future filings to disclose in this section, any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. See Item 15(d) of Form 20-F.

Notes to the Consolidated Financial Statements

16. Stockholders' Equity – Common Stock, page F-22

9. We note that you are accounting for the issuance of the contingent, earn-out shares as a small stock dividend. Please tell us if the issuance of these contingent, earn-out shares is linked to continuing employment of the CEO, Mr. Lu, and tell us what consideration you have given to the factors and related accounting considerations identified in EITF 95-8.

22. Commitments and Contingencies, page F-28

10. We note that you have not paid the balance due to acquire the Norwin license. With regard to the deposit, please tell us if there is a possibility that you could forfeit that amount and be required to take a charge to your operations. Please disclose your intention regarding the final payment of this license in future filings.

11. Your disclosure indicates that you are required to pay training fees as part of the agreement to acquire license to manufacture wind turbines from Fuhrlander and that payments made to date are included in prepaid intangible assets. Please tell us how you will account for this amount once the license has been transferred and include the terms of the training in your discussion.

Note 25. Segmented Information, page F-30

12. With a view towards future disclosure, please tell us how you have defined your reportable segments. Please revise future filings to include the information required by paragraph 25 of SFAS 131 for these reportable segments. In addition, please revise MD&A in future filings to include a discussion of your operating results at the reportable segment level. Refer to our Release 33-8350.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Jessica Kane, Attorney, at (202) 551-3235, Brigitte Lippmann, Attorney, at (202) 551-3713 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief